Exhibit 99.1

ARIS MINING, COLOMBIA’S MINISTRY OF ENERGY AND MINES, AND COMMUNITY PARTNERS LAUNCH FORMALIZATION STRATEGY FOR ACTIVE ASM AREAS NEAR MARMATO

Spanish version below / Versión en español a continuación

Vancouver, Canada, July 16, 2025 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces the signing of a Memorandum of Understanding (MOU) led by Colombia’s Ministry of Mines and Energy and other regulatory agencies to accelerate the formalization of artisanal and small-scale miners (ASMs) operating in the Municipality of Marmato, where the Company is expanding its operations.

Neil Woodyer, CEO, commented “This MOU demonstrates that a successful gold mining business in Colombia is achievable through close collaboration between industry, government, regulators, and local communities. It also highlights the strong institutional support extended to both Aris Mining and the Marmato ASM community and reinforces our shared vision for a responsible and inclusive mining sector. For Aris Mining shareholders, this agreement reaffirms our ability to unlock sustainable, long-term growth. I thank the Colombian Government, especially the Ministry of Mines and Energy, for their leadership in the development and execution of this important initiative.

We are proud to stand alongside representatives from the Ministry of Mines and Energy, the National Mining Agency (ANM), the Governor of Caldas, the Mayor of Marmato, CORPOCALDAS (the regional environmental authority), and other key community stakeholders at the official signing ceremony and celebration.”

The Cerro El Burro area, located above the Marmato Narrow Vein Zone (Upper Mine) and home to highly active ASM gold mining activities since the 16th century, represents a meaningful gold production growth opportunity for Aris Mining. Formalization delivers long-term benefits to all stakeholders - enhancing safety, environmental outcomes, and livelihoods - while strengthening operational stability as the Company grows gold production at Marmato.

Under the MOU, Aris Mining and the Government will work together to:

•	develop the regulatory framework and streamline permitting processes needed to accelerate the ASM units’ legal operations within Aris Mining’s title areas;
•	provide technical support and training to ASM units to help them meet formal mining standards;
•	promote environmental stewardship and safe mining methods; and
•	expand opportunities for social investment and shared value creation in local communities.

Importantly, the areas covered by this MOU are entirely separate from the titles where Aris Mining operates its Narrow Vein Zone (Upper Mine) and is developing the Bulk Mining Zone (Lower Mine) at the Marmato Complex. The Bulk Mining Zone and its dedicated 5,000 tonnes per day carbon-in-pulp (CIP) plant will remain a 100% owner-operated project and is not impacted by the formalization initiative. To support the formalized ASM units, Aris Mining will contribute technical, operational, and environmental expertise and has offered milling capacity from our existing Narrow Vein Zone flotation plant to process ASM-sourced material.

This MOU forms part of the broader government “Special Mining District for Peace and Life” initiative, which prioritizes Marmato for socio-environmental planning and sustainable mining initiatives. The agreement establishes a collaborative framework to facilitate the transition of ASM groups into the formal economy through use of legal mining and processing operations. It also highlights the Colombian Government's commitment to work directly with established operators such as Aris Mining.

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ARIS MINING, EL MINISTERIO DE MINAS Y ENERGÍA DE COLOMBIA Y ALIADOS COMUNITARIOS LANZAN ESTRATEGIA DE FORMALIZACIÓN PARA ÁREAS ACTIVAS DE MAPE CERCA DE MARMATO

Aris Mining Corporation (Aris Mining o la Compañía) (TSX: ARIS; NYSE-A: ARMN) anuncia la firma de un Memorando de Entendimiento (MDE) liderado por el Ministerio de Minas y Energía de Colombia y otras entidades reguladoras, con el objetivo de acelerar la formalización de los mineros artesanales y de pequeña escala (MAPE) que operan en el municipio de Marmato, donde la Compañía está expandiendo sus operaciones.

Neil Woodyer, CEO de Aris Mining, afirmó: “Este MDE demuestra que es posible construir una industria minera exitosa en Colombia a través de la colaboración cercana entre la empresa privada, el Gobierno, las autoridades regulatorias y las comunidades locales. También refleja el sólido respaldo institucional, tanto a Aris Mining, como a la comunidad MAPE de Marmato, y fortalece nuestra visión compartida de una minería responsable, incluyente y con enfoque territorial. Para nuestros accionistas, este acuerdo reafirma nuestra capacidad de impulsar un crecimiento sostenible y de largo plazo. Agradezco al Gobierno de Colombia, en especial al Ministerio de Minas y Energía, por su liderazgo y compromiso en la estructuración y ejecución de esta importante iniciativa.

Nos sentimos honrados de haber compartido este hito con representantes del Ministerio de Minas y Energía, la Agencia Nacional de Minería (ANM), la Gobernación de Caldas, la Alcaldía de Marmato, CORPOCALDAS (autoridad ambiental regional) y otros actores clave de la comunidad, durante la firma oficial y la celebración del acuerdo.”

El área del Cerro El Burro, ubicado sobre la zona de veta angosta de Marmato (mina superior) es una zona muy importante de Marmato y reconocida por sus históricas y activas operaciones de MAPE desde el siglo XVI, representa una oportunidad importante de crecimiento en la producción de oro para Aris Mining. A su vez, el proceso de formalización genera beneficios sostenibles a largo plazo para todos los actores involucrados - mejorando la seguridad, el desempeño ambiental y las condiciones de vida - y, al mismo tiempo, fortalece la estabilidad operativa a medida que la Compañía continúa ampliando su producción de oro en Marmato.

En el marco del MDE, Aris Mining y el Gobierno trabajarán de manera conjunta para:

•	desarrollar el marco normativo y agilizar los procesos de licenciamiento que permitan avanzar en la legalización de las unidades MAPE dentro de las áreas actualmente tituladas a Aris Mining;
•	brindar acompañamiento técnico y procesos de capacitación para que las unidades MAPE cumplan con los estándares de la minería formal;
•	fomentar la gestión ambiental responsable y la implementación de prácticas mineras seguras; y
•	ampliar las oportunidades de inversión social y generación de valor compartido en las comunidades locales.

Es importante destacar que las áreas cubiertas por este MDE son totalmente independientes de los títulos en los que Aris Mining opera en su zona de vetas angostas (mina superior), así como donde está desarrollando la zona de minado masivo (mina inferior) en el complejo Marmato. La zona de minado masivo, con su planta de carbón en pulpa (CIP) con capacidad de tratamiento de mineral de 5.000 toneladas por día, seguirá siendo un proyecto operado al 100% por Aris Mining y no se verá afectado por esta iniciativa de formalización. Para apoyar a las unidades MAPE formalizadas, Aris Mining aportará su experiencia técnica, operativa y medioambiental, y ha ofrecido la capacidad de procesamiento de su planta de flotación existente para el mineral procedente de estas unidades.

Este MDE hace parte de la estrategia gubernamental más amplia del “Distrito Minero Especial por la Paz y la Vida”, que prioriza a Marmato como territorio clave para la planificación socioambiental y el desarrollo de una minería sostenible. Este acuerdo establece un marco de colaboración para facilitar la transición de los grupos MAPE hacia la economía formal, a través del acceso a operaciones legales de minería y procesamiento. Asimismo, resalta el compromiso del Gobierno de Colombia de trabajar directamente con operadores consolidados como Aris Mining.

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About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the Segovia mill expansion, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in Q3 2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) has been commissioned and its results are also expected in Q3 2025.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the benefits to be derived from the formalization of ASM units, the commitments of the various parties under the MOU and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

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Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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